December 20, 2005
VIA US MAIL AND EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Mary K. Fraser, Esq.
Re: Prestwick Pharmaceuticals, Inc. Request for Withdrawal of Registration Statement on Form S-1 (Registration No. 333-124276)
Ladies and Gentlemen:
Reference is made to the above captioned registration statement (the “Registration Statement”) filed by Prestwick Pharmaceuticals, Inc. (the “Registrant”) with the Securities and Exchange Commission on April 22, 2005. Due to market conditions, the Registrant has determined not to pursue the initial public offering of common stock contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission, and no shares of common stock of the Registrant have been or will be issued or sold by the Registrant under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.
Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at 202-296-7450, with a copy to Darren K. DeStefano of Cooley Godward LLP at 703-456-8100.
Please do not hesitate to call the undersigned at 202-261-3273 or Darren K. DeStefano of Cooley Godward LLP at 703-456-8034 with any questions you may have regarding this letter.
Sincerely,
Prestwick Pharmaceuticals, Inc.

William H. Washecka
Chief Financial Officer

cc:	Jeffrey S. Marcus, Esq., Morrison & Foerster LLP Darren K. DeStefano, Esq., Cooley Godward LLP